UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Robert Spatt

Richard Capelouto

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on March 23, 2010 (as amended and supplemented from time to time and together with the exhibits and annexes thereto, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (“Facet”), relating to the tender offer by Amber Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Abbott Laboratories (“Abbott”), to purchase all outstanding shares of common stock of Facet, par value $0.01 per share, including the associated rights to purchase shares of Series A Preferred Stock upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO, filed by Purchaser and Abbott with the SEC on March 23, 2010.   Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 6.         Interest in Securities of the Subject Company

Item 6 of the Statement is hereby amended and supplemented by restating the table of transactions in its entirety as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Ted Llana	1/20/2010	Surrender of shares to Company to satisfy tax withholding obligations in connection with vesting of restricted shares	2,344	$17.39
Herb Cross	1/23/2010	Surrender of shares to Company to satisfy tax withholding obligations in connection with vesting of restricted shares	1,319	$15.68
Faheem Hasnain	2/26/2010	Employee stock purchase plan purchase	1,200	$7.7095
Maninder Hora	2/26/2010	Employee stock purchase plan purchase	1,200	$7.7095
Mark Rolfe	2/26/2010	Employee stock purchase plan purchase	1,113	$7.7095
Francis Sarena	2/26/2010	Employee stock purchase plan purchase	818	$7.7095
Andrew Guggenhime	4/3/2010	Surrender of shares to Company to satisfy tax withholding obligations in connection with vesting of restricted shares	1.516	$26.98

Item 8.         Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following additional sentence at the end of the first paragraph under the heading “Antitrust Laws”:

At 11:59 p.m., New York City time, on April 7, 2010, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and the Merger expired without any action having been taken by the FTC or the Antitrust Division.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	April 8, 2010